UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 30)*

                   Under the Securities Exchange Act of 1934

                                  DESIGNS INC
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   25057L10
                                 (CUSIP Number)

                                Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                              May 1, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                  SCHEDULE 13D

CUSIP No. 25057L10

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Seymour Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

        SEE ITEM 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          22,608
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      22,608
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                           -0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        22,608  SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .14%

14   TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                 SCHEDULE 13D

CUSIP No. 25057L10

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Evelyn Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     SEE ITEM 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 0 -  SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!






                     SCHEDULE 13D

CUSIP No. 25057L10

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jewelcor Management, Inc.
     Federal Identification No.  23-2331228

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                       2,599,371
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                   2,599,371
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,599,371

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%

14   TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!






                                  SCHEDULE 13D

CUSIP No. 25057L10

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     S.H. Holdings, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Delaware

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     - 0 -  SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!






                                 SCHEDULE 13D

CUSIP No. 25057L10

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jewelcor Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Pennsylvania

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     - 0 -  SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!






                                  SCHEDULE 13D

CUSIP No. 25057L10

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Custodial Account f/b/o Chelsea Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                          10,500
NUMBER OF      8     SHARED VOTING POWER
SHARES                  - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      10,500
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                        - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .07%

14   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!








                                  SCHEDULE 13D

CUSIP No. 25057L10

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Custodial Account f/b/o Percy Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                          3,000
NUMBER OF      8     SHARED VOTING POWER
SHARES                  - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      3,000
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                        - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .02%

14   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!








                                  SCHEDULE 13D

CUSIP No. 25057L10

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Custodial Account f/b/o Rivers Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                          1,000
NUMBER OF      8     SHARED VOTING POWER
SHARES                  - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      1,000
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                        - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .01%

14   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!








                                  SCHEDULE 13D

CUSIP No. 25057L10

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Custodial Account f/b/o Temple Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                          1,000
NUMBER OF      8     SHARED VOTING POWER
SHARES                  - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      1,000
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                        - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .01%

14   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!








                                  SCHEDULE 13D

CUSIP No. 25057L10

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Custodial Account f/b/o Olivia Garcia

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                          1,000
NUMBER OF      8     SHARED VOTING POWER
SHARES                  - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      1,000
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                        - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .01%

14   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!








                                  SCHEDULE 13D

CUSIP No. 25057L10

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Custodial Account f/b/o Sterling Garcia

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                          1,000
NUMBER OF      8     SHARED VOTING POWER
SHARES                  - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      1,000
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                        - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .01%

14   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!









Item 1. Security and Issuer.

     This amendment to the previously filed Statement on Schedule 13D ("Schedule 13D") relates to the common stock (the "Common Stock") of Designs, Inc. (the "Company"). The principal executive offices of the Company are located at 66 B Street, Needham, Massachusetts 02194.


Item 2. Identity and Background.

     Item 2 is hereby supplementally amended as follows:

     This Statement is being filed on behalf of Jewelcor Management, Inc., a Nevada Corporation ("JMI"), Jewelcor, Inc., a Pennsylvania Corporation, S.H. Holdings, Inc., a Delaware Corporation, Seymour Holtzman, Evelyn Holtzman, the Custodial Account for the benefit of Chelsea Holtzman, Mr.Holtzman's granddaughter ("C Custodial Account"), the Custodial Account for the benefit of Percy Holtzman, Mr.Holtzman's grandson ("P Custodial Account"), the Custodial Account for the benefit of Rivers Holtzman, Mr.Holtzman's granddaughter ("R Custodial Account"), the Custodial Account for the benefit of Temple Holtzman, Mr.Holtzman's granddaughter ("T Custodial Account"), the Custodial Account for the benefit of Olivia Garcia, Mr.Holtzman's granddaughter ("O Custodial Account") and the Custodial Account for the benefit of Sterling Garcia, Mr.Holtzman's grandson ("S Custodial Account") (collectively, the "Reporting Persons"). JMI is a wholly owned subsidiary of Jewelcor Inc., which is a wholly owned subsidiary of S.H. Holdings, Inc. (each, a "Company" and collectively, the "Companies"). Seymour Holtzman and Evelyn Holtzman, his wife, own, as tenants by the entirety, a controlling interest of S.H. Holdings, Inc.

	    During the five years immediately prior to the date hereof, neither the Reporting Persons nor, to their best knowledge, any of the other persons or entities whose names are set forth above, (i) have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii)have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Holtzman, Mrs. Holtzman and each of the other persons set forth above are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby supplementally amended as follows:

	On May 1, 2001, Seymour Holtzman received from the Company 1,271 shares of Common Stock in lieu of certain director's fees for Mr. Holtzman's participation in meetings of the Company's Board of Directors.

    	On April 20, 2001, JMI purchased 6,700 shares of Common Stock at a total cost (including fees) of $15,443.50 from funds borrowed by JMI against its margin account with Bear Stearns Securities.

     On April 19, 2001, JMI purchased 33,300 shares of Common Stock at a total cost (including fees) of $74,751.84 from funds borrowed by JMI against its margin account with Bear Stearns Securities.

     On April 12, 2001, Seymour Holtzman received from the Company 2,612 shares of Common Stock in lieu of certain director's fees for Mr. Holtzman's participation in meetings of the Company's Board of Directors.

     On February 2, 2001, the P Custodial Account, the R Custodial Account, the T Custodial Account, the O Custodial Account and the S Custodial Account each respectively purchased 1,000 shares of Common Stock at a total cost (including fees) of $2,375.00 per respective purchase. On March 2, 2001, the C Custodial Account purchased 10,500 shares of Common Stock at a total cost (including fees) of $23,837.00. On March 2, 2001, the P Custodial Account purchased 2,000 shares of Common Stock at a total cost (including fees) of $4,540.00.


Item 4. Purpose of Transaction

	    NO AMENDMENT


Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby supplementally amended as follows:

        As of May 1, 2001, JMI beneficially owns an aggregate of 2,599,371 shares of Common Stock. Based upon the Company's Form 10-Q filed December 12, 2000 which reports the number of outstanding shares of the Company to be 15,777,498, JMI beneficially owns approximately 16.5% of said outstanding shares.

        As of May 1, 2001, the Reporting Persons own an aggregate of 2,639,479 shares of Common Stock which, based on there being 15,777,498 outstanding shares of the Company, represents approximately 16.7% of said outstanding shares.

	  The responses of the Reporting Person to Items (7) through (11) of the cover pages to this Schedule 13D relating to the beneficial ownership of shares of Common Stock of the Issuer are incorporated herein by reference.

        Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

        The Reporting Persons are filing this Schedule 13D because such Reporting Persons may be deemed to be members of a group for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person disclaims beneficial ownership of any Common Stock beneficially owned by any other Reporting Person, except that Mr. Holtzman acknowledges beneficial ownership of the Common Stock owned by JMI.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

	    NO AMENDMENT


Item 7. Material to be Filed as Exhibits.

	    NO AMENDEMENT



                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   May 3, 2001


                            /s/ Seymour Holtzman
                                Seymour Holtzman

                            /s/ Evelyn Holtzman
                                Evelyn Holtzman


                           JEWELCOR MANAGEMENT, INC.

                           By: /s/ Seymour Holtzman
                           Name:   Seymour Holtzman
                           Title:  President

                           JEWELCOR INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                           S.H. HOLDINGS, INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                           Custodial Account F/B/O Chelsea Holtzman
                           /s/ Evelyn Holtzman
                           Evelyn Holtzman, Custodian

                           Custodial Account F/B/O Percy Holtzman
                           /s/ Seymour Holtzman
                           Seymour Holtzman, Custodian



                           Custodial Account F/B/O Rivers Holtzman
                           /s/ Seymour Holtzman
                           Seymour Holtzman, Custodian

                           Custodial Account F/B/O Temple Holtzman
                           /s/ Seymour Holtzman
                           Seymour Holtzman, Custodian

                           Custodial Account F/B/O Olivia Garcia
                           /s/ Seymour Holtzman
                           Seymour Holtzman, Custodian

                           Custodial Account F/B/O Sterling Garcia
                           /s/ Seymour Holtzman
                           Seymour Holtzman, Custodian